UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-08430

McDermott International, Inc.

(Exact Name of Registrant as Specified in Charter)

757 N. Eldridge Parkway

Houston, Texas 77079

(281) 870-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $1.00 per share, of McDermott International, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On January 21, 2020, McDermott International, Inc. (the “Company”) and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On March 12, 2020, the Bankruptcy Court entered the Amended Order Approving the Debtors’ Disclosure Statement and Confirming the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (Technical Modifications) of McDermott International, Inc. and its Debtor Affiliates [Docket No. 684] confirming the Debtors’ Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (Technical Modifications) of McDermott International, Inc. and Its Debtor Affiliates [Docket No. 651] (as amended and supplemented from time to time, the “Plan”), and on June 30, 2020 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company (which include the Company’s prior common stock, par value $1.00 per share (the “Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, McDermott International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ John M. Freeman
Name:	John M. Freeman
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Date: June 30, 2020